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                                   EXHIBIT 1

              EMPLOYMENT AGREEMENT DATED SEPTEMBER 20, 1996 BETWEEN
                        WILMINGTON SAVINGS FUND SOCIETY,
                  FEDERAL SAVINGS BANK AND THOMAS E. STEVENSON.

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                                   WSFS bank
                                 YOUR HOME TEAM

September 20, 1996

Mr. Thomas E. Stevenson
308 Old Kennett Road
Centreville, DE 19807


Dear Tom:

We are pleased to confirm our offer and your acceptance of the position of Executive Vice President, Technology and Operations. Your salary in this position will be $10,416.67 per month; your anticipated start date is Monday, October 14, 1996.

Stock Options
You will receive options on ten thousand (10,000) shares of WSFS Financial Corporation stock, issued at the average of the bid and ask on your date of hire. These options will be vested over a period of three years (one-third vested at the end of each service year).

Bonus Program
You have the potential to earn up to a $15,000.00 bonus for 1996, based upon your performance. Your eligibility for a 1997 bonus will be in accordance with the Executive Bonus Plan as approved by the WSFS Board of Directors for 1997.

Benefits
You will be eligible for WSFS benefits on the first of the month following thirty days of service. Approximately three weeks before that eligibility date, you will receive further details and Lescena Tew, Benefits / Traning Specialist, will contact you to answer questions and assist you with enrollment prior to your eligibility date.

Change in Control Protection
In the event of a change in control leading to the elimination of your position or significant change in your responsibilities, you would be entitled to salary continuation for a period of eighteen (18) months. (Under other circumstances, you might be eligible to receive benefits under our regular WSFS Severance Pay Plan; however, you could not receive benefits under both that Plan and this Agreement.)

Other
Per your discussion with M.N. Schoenhals, it is understood that Mrs. Stevenson will resign her current position within 90 days of your date of hire and that

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Stevenson
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WSFS will provide job placement assistance if desired.  We appreciate your and
Mrs. Stevenson's sensitivity to our concerns regarding your respective employement situations.

On October 14, please plan to arrive at the Human Resources Department at 8:30 a.m. to complete the necessary paperwork. As part of that paperwork, the Immigration Reform and Control Act of 1986 requires WSFS to verify your employment eligibility. Therefore, please be prepared to present a driver's license and a Social Security card (or U.S. birth certificate).

Please call me at (302) 571-7227 if we can be of any further assistance. I look forward to seeing you on the 14th.


Sincerely,



/s/ Vicki L. Myoda
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Vicki L. Myoda
Vice President
Human Resources